Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 13, 2007 relating to the consolidated financial statements and financial statement schedule of Superior Essex Inc.(which report expresses an unqualified opinion and contains an explanatory paragraph that describes changes in methods of accounting for share-based compensation and  for defined benefit pension and other postretirement plans in the consolidated financial statements), and our report dated March 13, 2007 relating to management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Superior Essex Inc. for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

May 14, 2007